Annual Report

Cover Page

Name of issuer:

Ashley Black Inc

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/14/2014

Physical address of issuer:

3440 S Sam Houston Pkwy E Suite 100
Houston TX 77047

Website of issuer:

http://Fasciablaster.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

32

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$14,905,069.00	$13,821,434.00
Cash & Cash Equivalents:	$1,207,250.00	$356,939.00
Accounts Receivable:	$473,448.00	$306,278.00
Current Liabilities:	$4,637,827.00	$3,465,537.00
Non-Current Liabilities:	$5,063,603.00	$5,294,368.00
Revenues/Sales:	$17,747,944.00	$18,255,307.00
Cost of Goods Sold:	$6,425,656.00	$7,907,577.00
Taxes Paid:	$11,400.00	$14,879.00
Net Income:	($680,513.00)	($3,303,303.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ashley Black Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ashley Black	Founder & CEO	Ashley Black, Inc.	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brandy Hipp	Treasurer	2017
Brandy Hipp	CFO	2017
Lee-Ann Fullard	COO	2018
Ashley Black	CEO	2014
Ashley Black	President	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
ADB Equities LLC (100% owned by Ashley Black)	9531394.0 Common	95.31

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The topical products are currently only manufactured by one lab in the US, resulting in supply chain risk for these products. To mitigate this risk, the Company is actively seeking alternative compounding labs or acquisition of a profitable topical brand that owns a compounding lab, but there is no assurance the Company will be successful in mitigating this risk.

The Company currently derives over 90% of revenue using an ecommerce store hosted on Shopify. The store could be taken offline for any length of time due to natural disaster, hacking, or other unforeseen events. To mitigate this risk, the Company expects to use a portion of funds raised to bolster the IT disaster migration plans and to provide a working capital reserve for such a temporary loss of revenue; however, this is no assurance the Company will be successful in mitigating this risk.

The majority of inventory is housed in a single warehouse in Houston Texas, which places the business at risk for interruptions to operations and possible damage to the inventory from natural disasters including hurricanes and flooding. While insurance covers the replacement of the inventory, the time needed to manufacture or import a significant amount of inventory would temporarily impair revenue and cash flow.

The Company introduces new products into the market each year and it is not possible to predict the extent to which the new products will be accepted by the market. Market acceptance will depend on various factors, many of which are outside the control of the Company. The Company believes that market acceptance will be primarily driven by customer experiences with our product and their willingness to share positive results with others. If customers have negative experiences with the products or the Company, such negative experiences could harm the Company's reputation and impair the market acceptance of the products. The lack of market acceptance could materially adversely affect the business, reputation, financial performance, and value.

No assurances can be given regarding the profitability of the Company or the Company's ability to grow the revenues and earnings of the Company. The growth of the Company is contingent upon various factors, including market acceptance, competition, manufacturing capability, access to capital, ability to employ effective sales representatives, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the Company's plans for the continued development and commercialization of it's products, it will be necessary to recruit and retain qualified management and personnel across a wide range of operational, sales, scientific, and financial capabilities. The Company may not be able to effectively manage the expansion of operations or recruit and train additional qualified personnel. The physical expansion of Company operations may lead to significant costs and may divert the management and business development resources. Any inability to manage growth or complications involving the management of growth could delay the execution of the Company's business plan or disrupt the operations.

The Company relies on a combination of patents, license agreements, trade secret protections, know-how and contractual safeguards to protect the confidential information and proprietary rights in the products. The Company has or will file for patent protection covering certain new products; however, no assurances can be made that the patents will issue or that, if the patents do issue, and with respect to patents that have issued, that third parties will be prevented from developing or selling a competing product.

Company employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of confidential information. The Company has also entered into confidentiality agreements to protect the confidential information delivered to third parties for research and other purposes. There can be no assurances that these protections will be adequate, that the Company will be able to effectively enforce these agreements or that the subject confidential information will not be disclosed, that others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to the confidential information or that the Company can meaningfully protect its confidential information and other proprietary rights. In addition, the Company may be subject to unauthorized use of our technology due to copying, reverse-engineering or other infringement. Costly and time-consuming litigation could be necessary to enforce and determine the scope and validity of the confidential information and proprietary and

intellectual property rights, and failure to maintain the confidentiality of certain confidential information and protect the proprietary rights could materially adversely affect the business, reputation, financial performance and value.

There are other companies currently producing and selling competing products or services. In addition, it is possible that other technologies and products currently exist, or may exist in the future, that are superior to the products the Company sells or intends to sell or are available at a lower cost. Competitors may have superior resources in terms of capital and distribution, and may have or develop products and services that are superior to the Company's products or which are substantially equivalent but sold for a lower price. No assurances can be made that other companies or individuals have not or will not independently develop substantially equivalent proprietary rights.

The Company's commercial success will depend in part on its ability to continue to develop and commercialize its products without infringing any patent rights or other proprietary rights of others. In other industries, companies often employ intellectual property litigation as a way to gain a competitive advantage. If others use litigation or the threat of litigation to gain a competitive advantage over the Company or to suppress competition from the Company, we may not have the resources to defend the litigation or threat of litigation and any such litigation or threat of litigation, whether or not we are successful, will require significant financial resources, time and effort and could materially adversely affect the business, reputation, financial performance and value (including the value of the Equity Securities or the Company's ability to pay back the Notes if the Notes are not converted).

The Company does not believe its products infringe upon the rights of any third party. However, no assurances can be given that the sale or use of the products do not infringe the rights of a third party. If any Company product or process infringes upon the rights of any third party, the Company may lose its ability to distribute the products, or may be required to pay a royalty that may significantly impact the viability of the Company or may be subject to litigation or other adverse intellectual property proceedings which could materially adversely affect our business, reputation, financial performance and value (including the value of the Equity Securities or the Company's ability to pay back the Notes if the Notes are not converted).

Litigation or other legal proceedings could result in substantial legal costs to the Company and it may be necessary to enforce the Company's patents or other proprietary rights, to defend against infringement claims or to determine the scope and validity or enforceability of other parties' proprietary rights. The Company may not have the legal right or the resources to stop a competitor from using a product utilizing intellectual property similar to the intellectual property of the Company.

As the Company sells its products, it faces exposure to product liability claims and other potential claims. While the Company has secured appropriate product liability insurance coverage and general commercial liability coverage, it may not be able to maintain such insurance on acceptable terms, with adequate coverage, or at reasonable cost. Even if the Company were ultimately successful in any liability litigation, the litigation would consume substantial amounts of Company financial and managerial resources and may create adverse publicity, all of which could impair the ability to generate sales of Company products and could materially adversely affect the business, reputation, financial performance and value.

The Company has no current open litigation. The Company and it's insurance carrier has successfully defended against advertising and warranty claims filed many years ago and those claims have been dismissed. Absolutely no claims were paid and the charges were baseless. The Company will vigorously defend any such cases in the future as well. Potential litigation could consume substantial amounts of Company financial and managerial resources.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	20,000,000	10,000,000	Yes
Preferred	10,000,000	1,012,362	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	ADB Interests LLC
Issue date	06/21/18
Amount	$848,300.00
Outstanding principal plus interest	$442,314.00 as of 02/27/24
Interest rate	5.4% per annum
Maturity date	06/22/28
Current with payments	Yes

SBA 7(a) loan

Loan

Lender	ADB Interests LLC
Issue date	06/21/18
Amount	$273,999.00
Outstanding principal plus interest	$135,440.27 as of 02/27/24
Interest rate	2.66% per annum
Maturity date	06/22/28
Current with payments	Yes

SBA 7(a) loan

Loan

Lender	Chase Bank
Issue date	06/21/18
Amount	$500,000.00
Outstanding principal plus interest	$497,904.00 as of 02/27/24
Interest rate	3.87% per annum
Current with payments	Yes

Revolving line of credit to be converted to a term note at the discretion of the bank.

Loan

Lender	ADB Interests LLC
Issue date	08/13/21
Amount	$485,000.00
Outstanding principal plus interest	$490,460.00 as of 02/27/24
Interest rate	3.75% per annum
Maturity date	07/01/50
Current with payments	Yes

SBA EIDL

Loan

Lender	Ampla
Issue date	01/17/23
Amount	$3,070,676.00
Outstanding principal plus interest	$1,897,803.98 as of 03/17/24
Interest rate	14.75% per annum
Maturity date	01/18/24
Current with payments	Yes

Revolving line of credit. Adjustable interest rates, EFFR + 11.75%

Loan

Lender	Bottleneck Credit Fund

Issue date	08/31/24
Amount	$1,500,000.00
Outstanding principal plus interest	$1,250,000.00 as of 03/30/25
Interest rate	17.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Convertible Note

Issue date	12/14/22
Amount	$425,000.00
Interest rate	10.0% per annum
Discount rate	15.0%
Valuation cap	$50,000,000.00
Maturity date	12/15/24

Convertible Note

Issue date	10/30/23
Amount	$229,000.00
Interest rate	10.0% per annum
Discount rate	15.0%
Valuation cap	$50,000,000.00
Maturity date	10/31/25

In June 2022, the Company raised $25,000 in convertible notes through Regulation D, 506(c). In July 2023, the Company raised $2,702,865 in convertible notes through Regulation CF.

The terms of both convertible note offerings mentioned above are a $50M valuation cap, 15% discount, 10% interest rate, and a 24 month maturity date.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2022	Regulation D, 506(c)	Convertible Note	$25,000	General operations
7/2022	Regulation	Convertible	$2,702,865	General

		Crowdfunding	Note		operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$425,000	General operations
10/2023	Regulation D, Rule 506(b)	Convertible Note	$229,000	General operations
4/2024	Regulation Crowdfunding	Priced Round	$758,398	General operations
8/2024	Section 4(a)(2)	Preferred stock	$250,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose

the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Innovative Health & Beauty E-Commerce

The brand is based on my lifelong struggle for health. Born with Juvenile arthritis, I sought better health solutions. After I developed a bone eating bacteria that robbed me of my hip and deteriorated my spine and almost took my life, I asked God to help me find a solution for my own health that I would share with the world. He did, and I am.

Milestones

Ashley Black Inc was incorporated in the State of Delaware in May 2014.

Since then, we have:

- 54% REVENUE GROWTH after first WF raise (22/23 vs 20/21). $185M+ Lifetime Revenue PROFITABLE business.

- OVER 2M LOYAL customers with 58% repeat customer repurchase rate. 9M+ Highly Engaged Community.

- PATENTED SCIENTIFIC products proven safe and effective in a peer reviewed and published study

effective in a peer reviewed and published study.

- POWERFUL BRAND recognition, OVER 1 Trillion unique media impressions in 7 countries.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $17,747,944 compared to the year ended December 31, 2023, when the Company had revenues of $18,255,307. Our gross margin was 63.79% in fiscal year 2024, and 56.68% in 2023.
- *Assets.* As of December 31, 2024, the Company had total assets of $14,905,069, including $1,207,250 in cash. As of December 31, 2023, the Company had $13,821,434 in total assets, including $356,939 in cash.
- *Net Loss.* The Company has had net losses of $680,513 and net losses of $3,303,303 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.
- *Liabilities.* The Company's liabilities totaled $9,701,430 for the fiscal year ended December 31, 2024 and $8,759,905 for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

To-date, the company has been financed with $7,172,472 in debt, $4,201,011 in equity and convertibles.
We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ashley Black Inc cash in hand is $575,808, as of April 2024. Over the last three months, revenues have averaged $1,470,000/month, cost of goods sold has averaged $530,000/month, and operational expenses have averaged $890,000/month, for an average net margin of $50,000 per month. Our intent is to be profitable in 0 months.

The unaudited financials cover through 2024. In the interim, we used $400k of our available cash to reduce accrued payables for short term financing. From a revenue perspective, we are continuing to only focus on a

sustainable net margin channels, rather than solely pursuing topline revenue. We continuously review and revise the marketing programs to provide sustainable growth for the Fasciablaster product lines. We are laser focused on finishing development and preparing for launch of the Nexcia devices this fall. The spend for development and PR has placed an additional burden on cash so we are seeking a new financing option for the short term needs before launch.

We plan to hold steady for the next 6 months at $1.5m-$2m monthly sales revenue and net margins in the 5-10% range. The launch of Nexcia is 6 months out and will more than double sales for the year with a healthy 30-40% net margin.

We are a profitable company in totality although the margins have been getting much tighter in the past 3 years of high inflation and capital costs. We have made significant improvements to our cost structure, reducing labor costs by 40%, and other G&A costs by 30%. Those continued savings, along with the updates in manufacturing and the launch of Nexcia, will help us achieve record EBITDA margins of 30-40% this year.

We have always struggled with access to affordable operating capital and that has only gotten worse with the rise of interest rates. The only capital available to ecommerce companies that have no commercial real estate or similar assets to borrow against comes with fees and interest charges that can amount to effective rates of 15-30% or more. On top of the high rates, companies are often saddled with operational covenants and borrowing algorithms that restrict the ability to grow and often result in sacrificing long term results for achieving short term revenue targets. In short, we are endeavoring to limit our reliance on operating capital companies and focus on raising equity, negotiating reasonable vendor terms, and finding more reasonable long term capital sources.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Brandy Hipp, certify that:

(1) the financial statements of Ashley Black Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Ashley Black Inc included in this Form reflects accurately the information reported on the tax return for Ashley Black Inc filed for the most recently completed fiscal year.



Brandy Hipp

CFO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors

that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent

number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://fasciablaster.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)

(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Ashley Black
Brandy Hipp
Lee-Ann Fullard

Appendix E: Supporting Documents

ttw_communications_119894_050549.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Ashley Black Subscription Agreement Final

SPV Subscription Agreement

Ashley Black Subscription Agreement Final

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Ashley Black

Brandy Hipp

Lee-Ann Fullard

Appendix E: Supporting Documents

ttw_communications_119894_050549.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ashley Black Inc

By

Brandy Hipp

CFO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brandy Hipp

CFO

4/1/2025

Ashley Black

CEO

4/1/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.